SILVER STANDARD RESOURCES INC.
FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1        IDENTITY OF COMPANY

1.1	Name and Address of Company
Silver Standard Resources Inc. (“Silver Standard”)
Suite 800 - 1055 Dunsmuir Street
PO Box 49088
Vancouver, BC
V7X 1G4

1.2	Executive Officer
Kelly Stark-Anderson
Vice President, Legal and Corporate Secretary
(604) 484-8217

Item 2        DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

On April 4, 2014, Silver Standard completed the purchase of Marigold Mining Company (“Marigold”) and the Marigold mine (the “Marigold Mine”) from subsidiaries of Goldcorp Inc. (“Goldcorp”) and Barrick Gold Corporation.
The Acquisition was carried out pursuant to the terms and conditions contained in a purchase and sale agreement (the “Purchase Agreement”) dated February 3, 2014, as amended, between Goldcorp USA, Inc., Goldcorp Canada Ltd., Homestake Mining Company of California and Silver Standard. Further particulars of the Acquisition may be found in the Purchase Agreement, a copy of which is available under Silver Standard’s profile on SEDAR at www.sedar.com.
The Marigold Mine is a large scale, producing open pit gold mine located in Humboldt County, Nevada, U.S.A., at the northern end of the Battle Mountain-Eureka trend. The Marigold Mine property consists of 28.9 square miles, including 13 square miles of leased patented mining claims. The remaining 15.9 square miles are unpatented mining claims, 6.1 square miles of which are not subject to royalties. Royalty rates on leased land range from 3% to 5% of net smelter returns, with rates rising to 7% or 8% on certain parcels depending on gold price.
The mineral reserves and mineral resources for the Marigold Mine, reported by Goldcorp as of December 31, 2012, are set out in the table below. For Silver

A-1

14460.122003.DS1.10599282.3

Standard’s purposes, these estimates for the Marigold Mine are considered to be historical estimates under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) as they were prepared by Goldcorp prior to Silver Standard’s ownership of the Marigold Mine.

Mineral Reserves & Resources (1)
	Tonnes	Metal grade	Contained metal
	(M tonnes)	(g/t Gold)	(M oz Gold)
Proven Mineral Reserves Probable Mineral Reserves	35.0 259.5	0.68 0.50	0.77 4.16
Total Proven & Probable Mineral Reserves (2)	294.5	0.52	4.92
Measured Mineral Resources Indicated Mineral Resources	1.6 44.0	0.48 0.42	0.03 0.60
Total Measured & Indicated Mineral Resources (2) (3)	45.6	0.42	0.62
Inferred Mineral Resources (3)	81.2	0.43	1.12

(1)
Mineral Reserves and Mineral Resources estimate as reported by Goldcorp in its Annual Information Form dated March 1, 2013 (“AIF”) for the financial year ended December 31, 2012, available at www.sedar.com under Goldcorp’s profile and at www.goldcorp.com. Mineral Reserves and Mineral Resources disclosed by Goldcorp have been grossed up to illustrate 100% Silver Standard ownership of the Marigold Mine and are subject to rounding. As discussed in the AIF, Mineral Reserves and Mineral Resources were prepared by Goldcorp in accordance with NI 43-101 under the supervision of a qualified person. Silver Standard is not treating these historical estimates as current and the historical estimates should not be relied upon.

(2)
As discussed in the AIF, Mineral Reserves were estimated by Goldcorp using US$ commodity prices of $1,350 per ounce of gold. Mineral Resources were estimated using US$ commodity prices of $1,500 per ounce of gold.

(3)
All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. There is no assurance that all or part of the Inferred Mineral Resources can be upgraded to a higher category.

2.2	Date of Acquisition

Silver Standard completed the Acquisition on April 4, 2014.

2.3	Consideration

Pursuant to the terms of the Purchase Agreement, total cash consideration paid at closing was $275 million. The Purchase Agreement also includes a potential post-closing adjustment for working capital and capital expenditures. Total cash consideration paid in connection with the Acquisition was funded from Silver Standard’s cash balance.

14460.122003.DS1.10599282.3

2.4	Effect of Financial Position

Silver Standard presently has no plans for a material change in the business or affairs of the Marigold Mine or Silver Standard that may have a significant effect on the results of operations and financial position of Silver Standard.

2.5	Prior Valuations

There were no valuation opinions obtained by Silver Standard with respect to the Marigold Mine or the Acquisition.

2.6	Parties to Transaction
No informed person, associate or affiliate of Silver Standard was a party to the acquisition.

2.7	Date of Report

June 18, 2014.

Item 3	FINANCIAL STATEMENTS
The audited financial statements of the Marigold Mine for the fiscal years ended December 31, 2013 and 2012 together with auditor’s report thereon are attached to this business acquisition report as Schedule A.

The unaudited interim statement of operations and balance sheet of the Marigold Mine for the three month period ended March 31, 2014 are attached to this business acquisition report as Schedule B.

The unaudited pro forma consolidated balance sheet of Silver Standard as at March 31, 2014 and the unaudited pro forma statement of operations of Silver Standard for the three month period ended March 31, 2014 and the fiscal year ended December 31, 2013 is attached to this business acquisition report as Schedule C.

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14460.122003.DS1.10599282.3